Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

2012	2011	2010

Net income (loss)	$(499)	$712	$(1,487)

Class A Unitholders (ownership percentage)	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unitholders	$(499)	$712	$(1,487)

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.07)	$0.09	$(0.20)